EXHIBIT 21.1

SUBSIDIARIES

Global 8 Environmental Technologies, Inc. wholly owns and operates the following subsidiaries:

Company	State / Province of Incorporation	Date of Incorporation

Organic Recycling Technologies (China) Inc.	China, Guangdong	February 14, 2006

Organic Recycling Technologies, Ltd.	British Columbia	June 20, 2003

Organic Recycling Management, Inc.	British Columbia	June 20, 2003

Duro Enzyme Solutions Inc.	Canadian Corporation	August 10, 2000

EASI Studio Inc.	British Columbia, Canada	June 20, 2003

SuperNet Computing Inc.	British Columbia, Canada	June 20, 2003

EASI Games Inc.	British Columbia, Canada	June 20, 2003

EASI Education Inc.	Alberta, Canada	May 30, 2003

EASI Movies, Music TV Inc.	British Columbia, Canada	June 20, 2003

EAPI Center Inc.	Manitoba, Canada	September 5, 2003